Filed by Strayer Education, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Capella Education Company

Commission file number 333-221682

The following is a memorandum emailed to employees of Strayer on January 9, 2018:

STRAYER EDUCATION, INC.

Making education achievable for working adults

MEMORANDUM

DATE:                   January 9, 2018

TO:                        All Faculty & Staff

FROM:                  Karl McDonnell, President & Chief Executive Officer

RE:                         Strayer-Capella merger FAQs

Dear Colleague:

I hope you had a happy and healthy holiday season with your friends and family.

As I shared in my memo before the holidays, I want to provide more frequent updates regarding Strayer Education, Inc.’s pending merger with Capella Education Company to address any questions or concerns you might have.  As such, we have drafted a more complete list of Frequently Asked Questions (FAQs) regarding the merger and the integration plan (see below).

As you review, if you have any questions or concerns, or FAQs you believe we’ve missed, we encourage you to share them with your leaders or email the Integration Management Office directly at SUIMO@strayereducation.com.

Thank you for your continued support in serving our students.

Sincerely,

Karl

Frequently Asked Questions

General

•                  What is the merger between Strayer and Capella?

•                  The merger between parent companies Strayer Education and Capella Education will create a new national leader in educating working adults.

•                  The two universities operated by these parent companies, Strayer University and Capella University, will continue to operate independently.

•                  The merger is not expected to close until the third quarter of 2018, pending regulatory approvals.

•                  More information can be found in the press release: http://www.strayereducation.com/releasedetail.cfm?ReleaseID=1045879

•                  Why is Strayer Education, Inc. merging with Capella Education Company?

•                  The parent companies’ two universities are highly complementary, with Strayer University predominantly an undergraduate institution with both a campus network and large online population; and Capella University as a majority graduate institution (including a significant doctoral program population) that is entirely online.

•                  This is the right thing to do for our students.  The combined expertise, capabilities, and investment capacity of Strayer Education, Inc. and Capella Education Company together will allow us to provide support and opportunities for the students of both universities in ways we never could do separately.

•                  We believe that joining forces with Capella will strengthen our future and secure our ability to deliver on our mission.

•                  We believe that creating a best-in-class company devoted to innovation, integrity, and outcomes is the right thing to do for our students, employees, and shareholders.

•                  Most importantly, we believe the Capella team shares a similar set of values with Strayer.  We are both built on a foundation of integrity, innovation, and outcomes.  We will not sacrifice on these foundational values, and we will not hesitate to make bold choices that are in the interest of our future and our ability to deliver on our mission.

•                  Are Strayer University and Capella University merging?

•                  No. Strayer University and Capella University will continue to operate as separate, independent universities. It is very important to be clear that Strayer University is NOT merging with Capella University.

•                  Strayer University will remain headquartered in Washington, DC, and Brian Jones will remain the President.  Similarly, Capella University will remain headquartered in Minneapolis, MN, and Dick Senese will remain President.

•                  Strayer University will still be accredited by Middle States Commission on Higher Education and governed by the Strayer University Board of Trustees.  Similarly, Capella University will still be accredited by the Higher Learning Commission and governed by the Capella University Board of Directors.

•                  For clarity, the Jack Welch Management Institute (JWMI) will continue to be part of Strayer University.

•                  What benefits do we hope to realize as a result of the merger?

Increased Scale:

•                  The ability to leverage best-in-class processes, support and resources of each respective university will benefit student success and employment outcomes.

•                  Lower combined corporate expenses position each university to extend the affordability of their offerings and further invest in a world-class student experience and academic outcomes.

•                  The universities will be able to share best practices to improve academic outcomes and improve service, increasing the attractiveness of each university to students and employers.

Greater Capabilities:

•                  While the universities will remain independent, students and faculty at both institutions will benefit from Capella University’s competency-based learning infrastructure, assessment capabilities and track-record of improving student success as well as Strayer University’s video and simulation classroom and content capabilities and close relationships with employers.

•                  Both institutions will work towards allowing students to seamlessly transfer credits between the universities and expect to honor employer discounts from either institution.

•                  Strayer University’s extensive ground-based footprint creates the opportunity for Capella University to extend its competency-based model into hybrid learning.

•                  When will the merger be finalized?

•                  The transaction is expected to close in the third quarter of 2018, subject to customary closing conditions, including approvals of Capella University’s change of control by the Department of Education, state regulators and relevant accreditation bodies, as well as approvals by both Strayer and Capella shareholders.

•                  What will the combined entity’s name be?

•                  The combined entity will be named Strategic Education, Inc.

•                  Its ticker symbol will be STRA, which is the same as Strayer Education’s current ticker symbol.

•                  Where will the new parent company headquarters be located?

•                  The combined company’s corporate headquarters will be located in Herndon, Virginia.

•                  Who will be the leaders of the combined entity (Strategic Education, Inc.) after the merger closes?

•                  Until the merger closes, nothing will change with Strayer’s current leadership team.

•                  Upon closing of the transaction, Robert S. Silberman (Strayer Education’s current Executive Chairman) will be the Executive Chairman of the combined entity; Kevin Gilligan (Capella’s current Chairman and Chief Executive Officer) will be Vice Chairman of the combined entity.

•                  Karl McDonnell will be Chief Executive Officer, and Dan Jackson will be the Chief Financial Officer of the combined entity.

•                  The Board of Directors of the combined entity will be increased to 12 directors total — with three to be current Capella directors and 9 current Strayer directors.

Impact to Students

•                  What will the impact to our students be?

•                  There will be no near-term impact on students within either Strayer University or Capella University.

•                  In the long-term, students should experience significant benefits. For example, both institutions will work towards allowing students to seamlessly transfer credits between the universities and expect to honor employer discounts from either institution.

Impact to Employees and Faculty

•                  Will Strayer employees or faculty be losing their jobs? If so, who? Additionally, when will I be notified if my job is being eliminated?

•                  No positions will be impacted as a result of the merger until the merger closes, which is expected to occur in the third quarter of 2018.

•                  It is likely that some jobs will be impacted, but it is not yet determined which functional areas will be affected. Across the new organization, jobs will likely be both added and lost. Employees in impacted areas will be communicated with as the process unfolds.

•                  Will my day-to-day responsibilities be changed?

•                  In the near term, your day-to-day responsibilities will not change.  Before and after the merger closes, we will continue to keep our focus on serving our students.

•                  After the merger closes, some positions may have opportunity for growth as we begin to share best practices across the new organization.

•                  Will there be opportunities for faculty to teach courses at both universities?

•                  Strayer and Capella Universities will continue to operate as separate independent universities. In the near-term, faculty will continue to teach courses within their current university.

•                  In the long-term, it is possible that there will be opportunities for faculty to teach courses across the universities. Faculty will be communicated with as the process unfolds.

•                  What opportunities are there to get involved in the integration process?

•                  As integration plans are developed, functional area leadership will be made aware. Functional area leadership will be able to provide information on involvement as it is made available.

•                  For more information on opportunities, please reach out to SUIMO@strayereducation.com.

About Capella

•                  What can you tell me about Capella?

•                  Capella Education Company (NASDAQ: CPLA) is an educational services company that provides access to high-quality education through online postsecondary degree programs and job-ready skills offerings needed in today’s market. Capella is dedicated to closing the skills gap by providing the most direct path between learning and employment.

•                  Capella has a graduate-level focus and expertise in flexible, competency-based learning.

•                  Like Strayer University, Capella is regionally accredited. Capella’s accreditor is the Higher Learning Commission.

•                  What is Capella culture like?

•                  The Capella team shares a similar set of values with us.  We are both built on a foundation of integrity, innovation, and outcomes. We both refuse to sacrifice these foundational values, and we both don’t hesitate to make hard choices that are in the interest of our future and our ability to deliver on our mission.

•                  Leaders from both organizations were committed to ensuring that cultural alignment existed prior to agreeing to the merger.

Miscellaneous Information

•                  What do I do if someone from the media contacts me to comment on the merger?

•                  Do not respond to any media inquiries whether by email or phone.

•                  If you do receive an inquiry, please refrain from commenting on the merger.  Take down the reporter’s contact information and forward it to your leadership and Strayer’s Legal team.

•                  Where can I get more information?

•                  More information can be found in the press release: http://www.strayereducation.com/releasedetail.cfm?ReleaseID=1045879

•                  We encourage you to share any questions or concerns with your leaders or email the Integration Management Office directly at SUIMO@strayereducation.com.

•                  With whom can I speak confidentially about the merger or any concerns?

•                  Everyone should feel comfortable speaking with their direct manager.  Additionally, HR is available for confidential conversations.

•                  Alternatively, you can always reach out to the Integration Management Office directly at SUIMO@strayereducation.com.

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

• the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

• the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

• the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

• the amount of the costs, fees, expenses and charges related to the merger;

• the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

• the risk that the merger may not advance the combined company’s business strategy and growth strategy;

• the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

• the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

• other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, on November 20, 2017, Strayer filed a registration statement on Form S-4 with the SEC which included a joint proxy statement of Strayer and Capella and a prospectus of Strayer. The registration statement was amended on December 4, 2017 and declared effective on December 8, 2017, and Strayer and Capella commenced mailing the definitive joint proxy statement/prospectus to Strayer stockholders and Capella shareholders on or about December 14, 2017. Each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.